SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

PCCW LIMITED
(Name of Issuer)

Ordinary Shares (Par Value HK$0.25 Per Share)
(Title of Class of Securities)

70454G207
(CUSIP Number)

Helen Chu Pacific Century Group Holdings Limited and Pacific Century International Limited c/o 38/F., Citibank Tower, Citibank Plaza 3 Garden Road, Central, Hong Kong Tel: 852-2514-8680

Lim Beng Jin Pacific Century Regional Developments Limited 6 Battery Road, #38-02, Singapore 049909 Tel : 65-6230-8787

Copy to: William Barron Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY GROUP HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the British Virgin Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Singapore with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INSURANCE HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,870 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,870 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,870 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Bermuda with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INTERNATIONAL LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Cook Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Cayman Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON ANGLANG INVESTMENTS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,781,171 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,781,171 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,781,171 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the BVI with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INSURANCE COMPANY LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,870 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,870 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,870 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON IC-CO (a company incorporated in Bermuda with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON BRIGHT VICTORY INTERNATIONAL LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,870 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,870 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,870 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the British Virgin Islands)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON O.S. HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON OCEAN STAR INVESTMENT MANAGEMENT LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON OCEAN STAR MANAGEMENT LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON THE OCEAN UNIT TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON OO (a unit trust established under the laws of Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON THE STARLITE UNIT TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,938,605 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,938,605 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,938,605 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON OO (a unit trust established under the laws of Bermuda)

This Amendment No. 6 (the “Amendment”) hereby amends and supplements the statement on Schedule 13D, originally filed on December 11, 2000 (as heretofore amended and supplemented, the “Schedule 13D”) to report the change in the percentage of the beneficial ownership based on the total number of Shares outstanding with respect to each Reporting Person and certain changes to material contracts in the existing Schedule 13D.

All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted. In this Amendment, the determination of “beneficial ownership,” “beneficial interest,” “beneficially held,” “beneficially owned,” and other similar terms are based on Rule 13d-3 of the Exchange Act and related rules and regulations promulgated by the U.S. Securities and Exchange Commission. The filing of this amended Schedule 13D shall not be construed as an admission that the Reporting Persons (defined below) are, for the purposes of Section 13(d) or 13(g) of the Exchange Act and other purposes, the beneficial owner of any securities covered by this statement.

Item 1. Security and Issuer

      Item 1 to the Schedule 13D remains unchanged.

Item 2. Identity and Background

      Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b), and (c): This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

(1)	Pacific Century Group Holdings Limited (“PCGH”) is a company incorporated in the British Virgin Islands with limited liability. The principal business of PCGH is the investment in and holding of interests in companies engaged in telecommunications and IT services, real estate, property and infrastructure and financial services. PCGH’s principal office is at Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Pursuant to the transactions described in Item 6, one-third of the issued share capital of PCGH (“PCGH Shares”) was transferred to Ocean Star Management Limited as trustee of the Ocean Unit Trust and two-thirds of PCGH Shares were transferred to Ocean Star Management Limited as trustee of the Starlite Unit Trust.

(2)	Pacific Century Regional Developments Limited (“PCRD”) is a company incorporated in Singapore with limited liability. The shares of PCRD are listed on the Singapore Exchange Securities Trading Limited. The principal business of PCRD includes the holding of interests in telecommunications and IT services, financial services, property investment and development and infrastructure, throughout the Asia-Pacific region. PCRD’s principal office is at 6 Battery Road, #38-02, Singapore 049909. Approximately 37.8% of PCRD’s issued share capital is owned by Anglang Investments Limited which is a wholly-owned subsidiary of Pacific Century Group (Cayman Islands) Limited (“PCGCI”). PCGCI also directly owns approximately 37.5% of PCRD’s issued share capital. All of PCGCI’s issued share capital is owned by Pacific Century International Limited which is, in turn, a wholly-owned subsidiary of PCGH.

(3)	Pacific Century Insurance Holdings Limited (“PCIHL”) is a company incorporated in Bermuda with limited liability. Its ordinary shares are listed on The Stock Exchange of Hong Kong Limited. The principal business of PCIHL is holding investments. PCIHL’s principal office is at Suite 1401-1410, 14/F, One Pacific Place, 88 Queensway, Admiralty, Hong Kong. Approximately 46.7% of PCIHL’s issued share capital is owned by PCRD.

(4)	Pacific Century International Limited (“PCIL”) is a company incorporated in the Cook Islands with limited liability. The principal business of PCIL is the investment in and holding of interests in Pacific Century Group (Cayman Islands) Limited. PCIL’s principal office is at CIDB Building, Avarua, Rarotonga, Cook Islands. PCIL is a wholly-owned subsidiary of PCGH.

(5)	Pacific Century Group (Cayman Islands) Limited (“PCGCI”) is a company incorporated in the Cayman Islands with limited liability. The principal business of PCGCI is the investment in and holding of interests in Anglang Investments Limited and PCRD. PCGCI’s principal office is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. PCGCI directly owns approximately 37.5% of

PCRD’s issued share capital and 100% of Anglang Investment Limited’s issued share capital. PCGCI is a wholly-owned subsidiary of PCIL.

(6)	Anglang Investments Limited (“Anglang”) is a company incorporated in the British Virgin Islands with limited liability. The principal business of Anglang is the investment in and holding of interests in PCRD. Anglang’s principal office is at Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Anglang directly owns approximately 37.8% of PCRD’s issued share capital. Anglang is a wholly-owned subsidiary of PCGCI.

(7)	Pacific Century Insurance Company Limited (“PCI”) is a company incorporated in Bermuda with limited liability. The principal business of PCI is the provision of life insurance and administration of retirement schemes. PCI’s principal office is at 12-13/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong. All of PCI’s issued share capital is owned by Bright Victory International Limited.

(8)	Bright Victory International Limited (“BVIL”) is a company incorporated in the British Virgin Islands. The principal business of BVIL is the investment in and holding of interests in PCI. BVIL’s principal office is at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. All of BVIL’s issued share capital is owned by PCIHL.

(9)	O.S. Holdings Limited (“OSHL”) is a company incorporated in Bermuda. The principal business of OSHL is the investment in and holding of interests in Ocean Star Management Limited. OSHL’s principal office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(10)	Ocean Star Investment Management Limited (“OSIML”) is a company incorporated in Bermuda. The principal business of OSIML is to act as manager of the Ocean Unit Trust and the Starlite Unit Trust. OSIML’s principal office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. OSIML has the sole power to dispose of deposited property held by the Ocean Unit Trust and the Starlite Unit Trust.

(11)	Ocean Star Management Limited (“OSML”) is a company incorporated in Bermuda. The principal business of OSML is to act as the trustee of the Ocean Unit Trust and the Starlite Unit Trust. OSML’s principal office is at Clarendon House, Church Street, Hamilton HM 11, Bermuda. OSML has the sole power to vote with respect to deposited property held by the Ocean Unit Trust and the Starlite Unit Trust. All of OSML’s issued share capital is owned by OSHL.

(12)	The Ocean Unit Trust is a unit trust established under the laws of Bermuda. The principal business of the Ocean Unit Trust is the investment in and holding of interests in PCGH. The Ocean Unit Trust’s principal office is at Clarendon House, Church Street, Hamilton HM 11, Bermuda.

(13)	The Starlite Unit Trust is a unit trust established under the laws of Bermuda. The principal business of the Starlite Unit Trust is the investment in and holding of interests in PCGH. The Starlite Unit Trust’s principal office is at Clarendon House, Church Street, Hamilton HM 11, Bermuda.

     Information with respect to the directors and executive officers, controlling person(s) and directors and executive officers of any corporation or other person ultimately in control of PCG, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust is set forth on Schedule I attached to the Amendment, and is incorporated herein by reference.

     (d) and (e): During the last five years, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Consideration

     Item 3 to the Schedule 13D remains unchanged.

Item 4: Purpose of Transactions

      Item 4 to the Schedule 13D remains unchanged.

Item 5: Interest in Securities of the Issuer.

      Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

(a)	As of January 8, 2003, every five Shares of HK$0.05 was consolidated, each in the issued and unissued share capital of the Company, into one new Share of HK$0.25.

As of July 25, 2003, subscription for 715,000,000 new Shares was completed between the Issuer and PCRD. See “Item 6. Material Contracts” in Schedule 13D.

On April 18, 2004, Mr. Li transferred all the PCGH Shares to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust.

As of April 1, 2005, the Issuer allotted and issued 1,343,571,766 new Shares to China Netcom Corporation (BVI) Limited.

The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is therefore based on 6,717,891,827 Shares outstanding, which is the total number of shares outstanding as of April 1, 2005 according to information provided by the Issuer.

As of April 1, 2005:

(1)	PCGH directly owns 20,354,286 Shares, constituting approximately 0.3% of the Shares outstanding. Because of Rule 13d-3 under the Exchange Act, PCGH may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 22.7% of the Shares outstanding) directly owned by PCRD, the 803,148 Shares (constituting approximately 0.01% of the Shares outstanding) that the PCCW Capital Limited’s 3.5% guaranteed convertible bonds due 2005 held by PCGH are convertible into and the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCGH may be deemed to beneficially own a total of 1,549,938,605 Shares, constituting approximately 23.1% of the Shares outstanding.

(2)	PCRD directly owns 1,526,773,301 Shares, constituting approximately 22.7% of the Shares outstanding. Because of Rule 13d-3 under the Exchange Act, PCRD may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCRD may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 22.8% of the Shares outstanding.

(3)	PCIHL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCIHL may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own.

(4)	PCIL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCIL may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 22.7% of the Shares outstanding) directly owned by PCRD and the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCIL may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 22.8% of the Shares outstanding.

(5)	PCGCI does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCGCI may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 22.7% of the Shares outstanding) directly owned by PCRD and the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, PCGCI may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 22.8% of the Shares outstanding.

(6)	Anglang does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, Anglang may be deemed to beneficially own the 1,526,773,301 Shares (constituting approximately 22.7% of the Shares outstanding) directly owned by PCRD and the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own. As a result, Anglang may be deemed to beneficially own a total of 1,528,781,171 Shares, constituting approximately 22.8% of the Shares outstanding.

(7)	PCI does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, PCI may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that the PCCW Capital Limited’s 3.5% guaranteed convertible bonds due 2005 held by PCI are convertible into.

(8)	BVIL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, BVIL may be deemed to beneficially own the 2,007,870 Shares (constituting approximately 0.03% of the Shares outstanding) that PCI may be deemed to beneficially own.

(9)	OSHL does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, OSHL may be deemed to beneficially own the 1,549,938,605 Shares, constituting approximately 23.1% of the Shares outstanding, that OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust may be deemed to beneficially own.

(10)	OSIML does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, OSIML may be deemed to beneficially own the 1,549,938,605 Shares, constituting approximately 23.1% of the Shares outstanding, that the Ocean Unit Trust and the Starlite Unit Trust may be deemed to beneficially own.

(11)	OSML does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, OSML may be deemed to beneficially own the 1,549,938,605 Shares, constituting approximately 23.1% of the Shares outstanding, that the Ocean Unit Trust and the Starlite Unit Trust may be deemed to beneficially own.

(12)	The Ocean Unit Trust does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, the Ocean Unit Trust may be deemed to beneficially own 1,549,938,605 Shares, constituting approximately 23.1% of the Shares outstanding, that PCGH may be deemed to beneficially own.

(13)	The Starlite Unit Trust does not directly own any Shares. Because of Rule 13d-3 under the Exchange Act, the Starlite Unit Trust may be deemed to beneficially own 1,549,938,605 Shares, constituting approximately 23.1 % of the Shares outstanding, that PCGH may be deemed to beneficially own.

(b)	On April 18, 2004, Mr. Li transferred all the PCGH Shares to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust.

As of April 1, 2005, the Issuer allotted and issued 1,343,571,766 new Shares to China Netcom Corporation (BVI) Limited.

As of April 1, 2005:

(1)

PCGH has the shared power to vote and dispose of the 20,354,286 Shares that it directly owns and the 803,148 Shares it may be deemed to own. By virtue of PCGH’s indirect ownership of 75.3% of PCRD’s issued capital stock, it also may be deemed to have the shared power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD.

(2)	PCRD has the shared power to vote and dispose of the 1,526,773,301 Shares that it directly owns. By virtue of PCRD’s ownership of 46.7% of PCIHL’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares beneficially owned by PCIHL.

(3)	By virtue of PCIHL’s indirect ownership of 100% of PCI’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the 2,007,870 Shares that PCI may be deemed to beneficially hold.

(4)	By virtue of PCIL’s indirect ownership of 75.3% of PCRD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD.

(5)	By virtue of PCGCI’s indirect ownership of 75.3% of PCRD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD.

(6)	By virtue of Anglang’s ownership of 37.8% of PCRD’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCRD.

(7)	PCI may be deemed to share the power to vote and dispose of the 2,007,870 Shares that it may be deemed to beneficially hold.

(8)	By virtue of BVIL’s ownership of 100% of PCI’s issued capital stock, it may be deemed to share the power to direct the vote and direct the disposition of the 2,007,870 Shares that PCI may be deemed to beneficially hold.

(9)	By virtue of OSHL’s ownership of 100% of OSML’s issued capital stock, OSHL may be deemed to share the power to direct the vote of the Shares held or deemed to be beneficially held by OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust.

(10)	By virtue of OSIML’s position as manager of the Ocean Unit Trust and the Starlite Unit Trust under the Ocean Unit Trust Deed and the Starlite Unit Trust Deed (defined below), OSIML may be deemed to share the power to direct the disposition of the Shares held or deemed to be beneficially held by the Ocean Unit Trust and the Starlite Unit Trust.

(11)	By virtue of OSML’s position as trustee of the Ocean Unit Trust and the Starlite Unit Trust under the Ocean Unit Trust Deed and the Starlite Unit Trust Deed (defined below), OSML may be deemed to share the power to direct the vote of the Shares held or deemed to be beneficially held by the Ocean Unit Trust and the Starlite Unit Trust.

(12)	By virtue of the Ocean Unit Trust’s ownership of one-third of PCGH Shares, the Ocean Unit Trust may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially held by PCGH.

(13)	By virtue of the Starlite Unit Trust’s ownership of two-thirds of PCG Shares, the Starlite Unit Trust may be deemed to share the power to direct the vote and direct the disposition of the Shares held or deemed to be beneficially owned by PCGH.

(c)	No transactions directly related to the Shares have been effected since February 25, 2005 by the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I, except for the following transaction:

On February 25, 2005, Lehman Brothers Commercial Corporation Asia Limited (“Lehman Brothers”), Lehman Brothers Asia Limited and PCRD completed certain transactions described in Item 6.

(d)	PCRD and certain Reporting Persons only have the right to receive or the power to direct the receipt of dividends from Shares lent to Lehman Brothers that are not in Lehman Brothers’ possession to the extent Lehman Brothers receives such dividends and PCRD and certain Reporting Persons do not have the right to receive or the power to direct the receipt of proceeds from the sale of Shares lent to Lehman Brothers until such Shares have been returned to PCRD.

Because such Shares have all been returned to PCRD by Lehman Brothers pursuant to the Deed of Early Redemption (as described in Item 6 below), the previous paragraph is hereby removed and deleted.

(e)	On April 18, 2004, Mr. Li transferred all the PCGH Shares to OSML as trustee of the Ocean Unit Trust and the Starlite Unit Trust and following this transaction, each of Mr. Li, Chiltonlink and PCD no longer beneficially owned 5% or more of the Shares, and accordingly, their obligation to file a Schedule 13D has been terminated.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 6.

Deed of Early Redemption

     The Deed of Early Redemption was entered into on February 25, 2005 by PCRD, Lehman Brothers and Lehman Brothers Asia Limited, relating to the redemption of the Lehman Bonds by PCRD. The Deed of Early Redemption amended the Deed Poll dated January 15, 2002, to permit early redemption of the Lehman Bonds upon agreement by PCRD and the bondholders.

     Pursuant to the Deed of Early Redemption, all outstanding Lehman Bonds were redeemed by PCRD on February 25, 2005. Upon redemption, Lehman Brothers returned 103,999,999 shares to PCRD that had been borrowed under the Securities Lending Agreement and Lehman Brothers Asia Limited returned 176,080,137 Shares that had been held by it in its capacity as the Security Trustee pursuant to the Share Charge Agreement.

     This Deed of Early Redemption is attached as Exhibit 39 and is incorporated in and made part of this Amendment in its entirety by this reference.

Shareholders’ Agreements

      Each of PCGH and PCRD entered into a shareholders’ agreement with China Network Communications Group Corporation (“China Netcom”) on January 19, 2005 (each shareholders’ agreement together referred to herein as, the “Shareholders’ Agreements”) in connection with the subscription of new Shares by China Netcom Group Corporation (BVI) Limited (the “Subscriber”). The subscription of new Shares by the Subscriber was pursuant to a subscription agreement entered into among the Company, China Netcom and the Subscriber (the “China Netcom Subscription Agreement”).

      The Shareholders’ Agreements provide certain undertakings by each of PCGH and PCRD. Pursuant to each of the Shareholders’ Agreements, PCGH and PCRD has (subject to certain customary exceptions) agreed not to dispose of or transfer any of its respective shareholdings in the Company (i) for an initial period commencing on the date of the Shareholders’ Agreement and ending on the date of the completion of the subscription (the “Completion”); and (ii) conditional upon Completion, a further period of 12 months from the date of Completion. The Shareholders’ Agreements provide that China Netcom may waive such non-disposal undertaking in whole or in part. In addition, each of PCGH and PCRD has undertaken (having regard to its other legal rights and obligations) to (i) exercise, or use its reasonable endeavors to cause the exercise of, its voting rights in favor of the resolutions as may be required and proposed by the Company to approve and implement the matters and transactions in connection with the subscription of new Shares by the Subscriber; and (ii) conditional on Completion, to exercise its rights and powers and give all such instructions (including as a Shareholder) to procure, so far as it is able, that the Company’s obligations in connection with China Netcom’s entitlements to nominate Board members and committee members are complied with from time to time for so long as China Netcom is entitled to exercise such rights in accordance with the China Netcom Subscription Agreement.

      Each of the Shareholders’ Agreements are attached, respectively, as Exhibits 40 and 41 and are incorporated in and made part of this Amendment in their entirety by this reference.

Item 7: Material to be Filed as Exhibits.

      Item 7 to the Schedule 13D is amended by adding the following after Exhibit 37:

Exhibit 38:	Joint Filing Agreement dated as of April 4, 2005
Exhibit 39:	Deed of Early Redemption dated February 25, 2005, among Pacific Century Regional Developments Limited, Lehman Brothers Commercial Corporation Asia Limited and Lehman Brothers Asia Limited.
Exhibit 40:	Shareholders’ Agreement entered into between Pacific Century Group Holdings Limited and China Network Communications Group Corporation
Exhibit 41:	Shareholders’ Agreement entered into between Pacific Century Regional Developments Limited and China Network Communications Group Corporation

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2005

PACIFIC CENTURY GROUP HOLDINGS LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Director

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Director

PACIFIC CENTURY INSURANCE HOLDINGS LIMITED

By:	/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Chairman

PACIFIC CENTURY INTERNATIONAL LIMITED

By:	/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED

By:	/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

ANGLANG INVESTMENTS LIMITED

By:	/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

PACIFIC CENTURY INSURANCE COMPANY LIMITED

By:	/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

BRIGHT VICTORY INTERNATIONAL LIMITED

By:	/s/ Yuen Tin Fan

	Name:	Yuen Tin Fan
	Title:	Director

O.S. HOLDINGS LIMITED

By:	/s/ Lester G. Huang

	Name:	Lester G. Huang
	Title:	Vice President

OCEAN STAR INVESTMENT MANAGEMENT LIMITED

By:	/s/ Lester G. Huang

	Name:	Lester G. Huang
	Title:	Vice President

OCEAN STAR MANAGEMENT LIMITED

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary

THE OCEAN UNIT TRUST

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee

THE STARLITE UNIT TRUST

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee

Schedule I

Directors and executive officers, controlling person(s) and directors and executive officers of any corporation or other person ultimately in control of PCGH, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust

      The name, business address, present principal occupation or employment, citizenship and interests in the Shares of the directors and executive officers of PCGH, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, OSHL, OSIML and OSML are provided in this Schedule. Unless otherwise indicated, each individual’s employment is conducted at the principal office of the corporation or other organization stated in Item 2 or this Schedule 13D or at his or her business address.

      PCGH, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, OSML, the Ocean Unit Trust and the Starlite Unit Trust are ultimately controlled by OSHL and OSIML. The executive officers and directors of OSHL and OSIML are provided in this Schedule.

      Entities that may be deemed to be controlling person(s) of PCGH, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, OSML, the Ocean Unit Trust and the Starlite Unit Trust are set forth in this Schedule.

      The significant shareholders of OSHL and OSIML are set forth in this Schedule.

      The filing of this amended Schedule 13D shall not be construed as an admission that any of the persons or entities set forth in this Schedule I are controlling persons or ultimate controlling persons of PCGH, PCRD, PCIHL, PCIL, PCGCI, Anglang, PCI, BVIL, OSHL, OSIML, OSML, the Ocean Unit Trust and the Starlite Unit Trust.

      Unless otherwise indicated, (i) the business address, present principal occupation or employment, principal business and address of any corporation or other organization in which such employment is conducted, citizenship and interests in the Shares of each individual and (ii) place of organization, principal business, address of principal office and interest in the Shares of each corporation or other group discussed in Schedule I are provided in Item 2, Item 5 or Schedule I of Schedule 13D.

PACIFIC CENTURY GROUP HOLDINGS LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors	Chairman of PCCW and PCRD	167,656,824 ordinary shares
LI Tzar Kai, Richard	(citizen of Canada and Hong Kong
42nd Floor, PCCW Tower,	SAR)
TaiKoo Place, 979 King’s Road,
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and options
15th Floor, PCCW Tower,	Human Resources of PCCW,	to purchase 4,629,200 ordinary
TaiKoo Place, 979 King’s Road,	Director and Chief Financial Officer	shares
Quarry Bay, Hong Kong	of PCRD and Director of PCIHL
(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
TaiKoo Place, 979 King’s Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 15,800,000
	(citizen of Australia)	ordinary shares

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
LI Tzar Kai, Richard	Chairman of PCCW and PCRD	167,656,824 ordinary shares
42nd Floor, PCCW Tower,	(citizen of Canada and Hong Kong
TaiKoo Place, 979 King’s Road,	SAR)
Quarry Bay, Hong Kong

YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and options
15th Floor, PCCW Tower,	Human Resources of PCCW,	to purchase 4,629,200 ordinary
TaiKoo Place, 979 King’s Road,	Director and Chief Financial Officer	shares
Quarry Bay, Hong Kong	of PCRD and Director of PCIHL
(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
TaiKoo Place, 979 King’s Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 15,800,000
	(citizen of Australia)	ordinary shares

CHNG Hee Kok	Independent Director of PCRD	None
NTUC Club	(citizen of Singapore)
1 Pasir Ris Close
Singapore 519599

YEE Lat Shing Tom	Independent Director of PCRD	504 ordinary shares
6 Battery Road #38-02	(citizen of Singapore)
Singapore 049909

SEOW Li-Ming Gordon	Independent Director of PCRD	None
6 Battery Road #38-02	(citizen of Singapore)
Singapore 049909

Simon MURRAY	Independent Director of PCRD	None
Suite 3601	(citizen of United Kingdom)
Cheung Kong Center
2 Queen Road Central

YANG Mun Tak Marjorie	Independent Director of PCRD	None
12th Floor Harbour Centre	(citizen of Mauritius)
25 Harbour Road, Wanchai
Hong Kong

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY INSURANCE HOLDINGS LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

CHAN Ping Kan, Raymond	Managing Director of PCIHL	None
Suite 1401-1410,	(citizen of Australia)
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and
15th Floor, PCCW Tower,	Human Resources of PCCW,	options to purchase 4,629,200
TaiKoo Place, 979 King’s Road,	Director and Chief Financial	ordinary shares
Quarry Bay, Hong Kong	Officer of PCRD and Director of
PCIHL
(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
TaiKoo Place, 979 King’s Road,	Executive Committee of PCCW	representing 200 ordinary shares,
Quarry Bay, Hong Kong	and Director of PCRD and PCIHL	options to purchase 15,800,000
	(citizen of Australia)	ordinary shares

CHUNG Cho Yee, Mico	Executive Director of PCIHL and	1,176,260 ordinary shares and
41st Floor, PCCW Tower,	PCCW	18,455 ordinary shares (family
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)	interest) and options to purchase
Quarry Bay, Hong Kong		14,390,400 ordinary shares

CHEUNG Sum, Sam	Executive Director and Chief	None
Suite 1401-1410,	Financial Officer of PCIHL
14th Floor, One Pacific Place,	(citizen of United Kingdom)
88 Queensway, Admiralty,
Hong Kong

SO Wing Hung, Peter	Executive Director and Chief	90,661 ordinary shares (held by a
Suite 1401-1410,	Operating Officer of PCIHL	trust, the beneficiaries of which
14th Floor, One Pacific Place,	(citizen of United Kingdom)	are the family members of Mr. SO
88 Queensway, Admiralty,		Wing Hung, Peter)
Hong Kong

YANG Chao	Executive Director of PCIHL,	None
22/F, Ming An Plaza,	Chairman and President of China
8 Sunning Road,	Insurance (Holdings) Company,
Causeway Bay,	Limited[1] and China Insurance
Hong Kong	H.K. (Holdings) Company,
Limited[2]
(citizen of China)

1 Its principal business is insurance holding and its principal office is at Room 805, Yiheng Office Building, No. 28 North Third Ring East Road, Chao Yang District, Chao Yang District, Beijing, The People’s Republic of China.

Name	Beneficial interest in Issuer’s Shares

ZHENG Chang Yong	Executive Director of PCIHL and	None
22/F, Ming An Plaza,	Financial Controller and Director
8 Sunning Road,	of China Insurance (Holdings)
Causeway Bay,	Company, Limited[3] and China
Hong Kong	Insurance H.K. (Holdings)
Company, Limited[4]
(citizen of China)

WANG Xianzhang	Non-Executive Director of PCIHL	None
5 Guanyingyuan Xiqu,	and President of China Life
Xicheng District,	Insurance Company Limited[5]
Beijing 100035,	(citizen of China)
China

CHANG Hsin Kang	Independent Non-Executive	64,000 ordinary shares
City University of Hong Kong	Director of PCIHL and President
Room 6102, 6/F,	and University Professor of City
Cheng Yick Chi Building,	University of Hong Kong[6]
Tat Chee Avenue,	(citizen of the United States of
Kowloon, Hong Kong	America)

Tim FRESHWATER	Independent Non-Executive	None
68th Floor, Cheung Kong Centre,	Director of PCIHL and Vice
2 Queen’s Road Central,	Chairman of Goldman Sachs
Hong Kong	(Asia) L.L.C.[7]
(citizen of United Kingdom)

WONG Yue Chim, Richard	Independent Non-Executive	None
The University of Hong Kong	Director of PCIHL, Deputy
Room 1043, Knowles Building,	Vice-Chancellor of the University
Pokfulam Road,	of Hong Kong[8]
Hong Kong	(citizen of Hong Kong SAR)

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

2 Its principal business is insurance holding and its principal office is at 22/F, Ming An Plaza, 8 Sunning Road, Causeway Bay, Hong Kong.

3 Its principal business is insurance holding and its principal office is at Room 805, Yiheng Office Building, No. 28 North Third Ring East Road, Chao Yang District, Beijing, The People’s Republic of China.

4 Its principal business is insurance holding and its principal office is at 22/F, Ming An Plaza, 8 Sunning Road, Causeway Bay, Hong Kong.

5 Its principal businesses are providing life insurance and annuity products and its principal office is at 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

6 Its principal business is providing territory education.

7 Its principal business is investment banking.

8 Its principal business is providing territory education.

Name	Beneficial interest in Issuer’s Shares

PCRD	See Item 5 to Schedule 13D

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY INTERNATIONAL LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
LI Tzar Kai, Richard	Chairman of PCCW and PCRD	167,656,824 ordinary shares
42nd Floor, PCCW Tower,	(citizen of Canada and Hong Kong
TaiKoo Place, 979 King’s Road,	SAR)
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and options
15th Floor, PCCW Tower,	Human Resources of PCCW,	to purchase 4,629,200 ordinary
TaiKoo Place, 979 King’s Road,	Director and Chief Financial Officer	shares
Quarry Bay, Hong Kong	of PCRD and Director of PCIHL
(citizen of United Kingdom)

YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
LI Tzar Kai, Richard	Chairman of PCCW and PCRD	167,656,824 ordinary shares
42nd Floor, PCCW Tower,	(citizen of Canada and Hong Kong
TaiKoo Place, 979 King’s Road,	SAR)
Quarry Bay, Hong Kong

YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and options
15th Floor, PCCW Tower,	Human Resources of PCCW,	to purchase 4,629,200 ordinary
TaiKoo Place, 979 King’s Road,	Director and Chief Financial Officer	shares
Quarry Bay, Hong Kong	of PCRD and Director of PCIHL
(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
TaiKoo Place, 979 King’s Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 15,800,000
	(citizen of Australia)	ordinary shares

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

PCIL	See Item 5 to Schedule 13D

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

ANGLANG INVESTMENTS LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
YUEN Tin Fan Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
TaiKoo Place, 979 King’s Road,	Executive Committee of PCCW and	representing 200 ordinary shares,
Quarry Bay, Hong Kong	Director of PCRD and PCIHL	options to purchase 15,800,000
	(citizen of Australia)	ordinary shares

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and options
15th Floor, PCCW Tower,	Human Resources of PCCW,	to purchase 4,629,200 ordinary
TaiKoo Place, 979 King’s Road,	Director and Chief Financial Officer	shares
Quarry Bay, Hong Kong	of PCRD and Director of PCIHL
(citizen of United Kingdom)

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

PACIFIC CENTURY INSURANCE COMPANY LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment[9] and citizenship	Beneficial interest in Issuer’s Shares

Directors
YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

CHAN Ping Kan, Raymond	Managing Director of PCIHL	None
Suite 1401-1410,	(citizen of Australia)
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong

SO Wing Hung, Peter	Executive Director and Chief	90,661 ordinary shares (held by a
Suite 1401-1410,	Operating Officer of PCIHL	trust, the beneficiaries of which
14th Floor, One Pacific Place,	(citizen of United Kingdom)	are the family members of Mr. SO
88 Queensway, Admiralty,		Wing Hung, Peter)
Hong Kong

CHEUNG Sum, Sam	Executive Director and Chief	None
Suite 1401-1410,	Financial Officer of PCIHL
14th Floor, One Pacific Place,	(citizen of United Kingdom)
88 Queensway, Admiralty,
Hong Kong

CHANG Hsin Kang	Independent Non-Executive	64,000 ordinary shares
City University of Hong Kong	Director of PCIHL and President
Room 6102, 6/F,	and University Professor of City
Cheng Yick Chi Building,	University of Hong Kong
Tat Chee Avenue,	(citizen of the United States of
Kowloon, Hong Kong	America)

Tim FRESHWATER	Independent Non-Executive	None
68th Floor, Cheung Kong Centre,	Director of PCIHL and Vice
2 Queen’s Road Central,	Chairman of Goldman Sachs
Hong Kong	(Asia) L.L.C.
(citizen of United Kingdom)

WONG Yue Chim, Richard	Independent Non-Executive	None
The University of Hong Kong	Director of PCIHL, Deputy
Room 1043, Knowles Building,	Vice-Chancellor of the University
Pokfulam Road,	of Hong Kong
Hong Kong	(citizen of Hong Kong SAR)

9 Information regarding the principal business and address of where employment is conducted can be found in the information with respect to PCIHL.

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

BVIL	See Item 5 to Schedule 13D

PCIHL	See Item 5 to Schedule 13D

PCRD	See Item 5 to Schedule 13D

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

BRIGHT VICTORY INTERNATIONAL LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
YUEN Tin Fan, Francis	Deputy Chairman of PCCW and	Options to purchase 20,068,000
42nd Floor, PCCW Tower,	PCRD and Chairman of PCIHL	ordinary shares
TaiKoo Place, 979 King’s Road,	(citizen of United Kingdom)
Quarry Bay, Hong Kong

CHAN Ping Kan, Raymond	Managing Director of PCIHL	None
Suite 1401-1410,	(citizen of Australia)
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong

CHEUNG Sum, Sam	Executive Director and Chief	None
Suite 1401-1410,	Financial Officer of PCIHL
14th Floor, One Pacific Place,	(citizen of United Kingdom)
88 Queensway, Admiralty,
Hong Kong

Peter Anthony ALLEN	Executive Director and Head of	253,200 ordinary shares and
15th Floor, PCCW Tower,	Human Resources of PCCW,	options to purchase 4,629,200
TaiKoo Place, 979 King’s Road,	Director and Chief Financial	ordinary shares
Quarry Bay, Hong Kong	Officer of PCRD and Director of
PCIHL
(citizen of United Kingdom)

Alexander Anthony ARENA	Director, Group Chief Financial	760,000 ordinary shares and 20
42nd Floor, PCCW Tower,	Officer & Deputy Chairman of	American Depositary Receipts
TaiKoo Place, 979 King’s Road,	Executive Committee of PCCW	representing 200 ordinary shares,
Quarry Bay, Hong Kong	and Director of PCRD and PCIHL	options to purchase 15,800,000
	(citizen of Australia)	ordinary shares

Controlling Persons

The executive officers and directors of the corporations stated below are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

PCIHL	See Item 5 to Schedule 13D

PCRD	See Item 5 to Schedule 13D

Anglang	See Item 5 to Schedule 13D

PCGCI	See Item 5 to Schedule 13D

PCIL	See Item 5 to Schedule 13D

PCGH	See Item 5 to Schedule 13D

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

O.S. HOLDINGS LIMITED

Directors & Executive Officers

Name and business address/residence address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
Jason Fedder	Director of Strategy of Intel	None
32nd floor, 2 Pacific Place, 88	Semiconductor Limited[10]
Queensway, Central, Hong Kong	(citizen of United Kingdom)

Lester G. Huang	Solicitor, P.C. Woo & Co.	None
12th floor, Prince’s Building, 10	(citizen of Hong Kong SAR)
Chater Road, Central, Hong Kong

Jenny WL Fung	Housewife	None
4 Shouson Hill Road, Block 3 B1,	(citizen of Australia)
Hong Kong

Executive Officer
Randy Jenkins	Secretary of OSHL, Trust manager	None
Clarendon House, 2 Church Street,	of Codan Trust Company Limited
Hamilton HM 11, Bermuda	(citizen of Canada)

Significant Shareholders of OSHL

Name	Beneficial interest in OSHL

Jason Fedder	29%

Lester G. Huang	28%

Jenny WL Fung	28%

10 The principal business of the company is semiconductors.

OCEAN STAR INVESTMENT MANAGEMENT LIMITED

Directors & Executive Officers

Name and business address/residence address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
Jason Fedder	Director of Strategy of Intel	None
32nd floor, 2 Pacific Place, 88	Semiconductor Limited
Queensway, Central, Hong Kong	(citizen of United Kingdom)

Lester G. Huang	Solicitor, P.C. Woo & Co.	None
12th floor, Prince’s Building, 10	(citizen of Hong Kong SAR)
Chater Road, Central, Hong Kong

Jenny WL Fung	Housewife	None
4 Shouson Hill Road, Block 3 B1,	(citizen of Australia)
Hong Kong

Executive Officer
Randy Jenkins	Secretary of OSIML, Trust manager	None
Clarendon House, 2 Church Street,	of Codan Trust Company Limited
Hamilton HM 11, Bermuda	(citizen of Canada)

Significant Shareholders of OSIML

Name and Citizenship	Beneficial interest in OSIML

Jenny WL Fung	32%

Jason Fedder	32%

Lester G. Huang	31%

OCEAN STAR MANAGEMENT LIMITED

Directors & Executive Officers

Name and business address	Occupation or employment and citizenship	Beneficial interest in Issuer’s Shares

Directors
John Collis	Barrister & Attorney, Conyers Dill &	None
Clarendon House, 2 Church Street,	Pearman
Hamilton HM 11, Bermuda	(citizen of United Kingdom)

Alec Anderson	Barrister & Attorney, Conyers Dill &	None
Clarendon House, 2 Church Street,	Pearman
Hamilton HM 11, Bermuda	(citizen of United Kingdom)

Executive Officer
Randy Jenkins	Secretary of OSML, Trust manager	None
Clarendon House, 2 Church Street,	of Codan Trust Company Limited
Hamilton HM 11, Bermuda	(citizen of Canada)

Controlling Person

The executive officers and directors of OSHL are provided elsewhere in this Schedule I.

Name and Citizenship	Beneficial interest in OSIML

OSHL	See Item 5 to Schedule 13D

THE OCEAN UNIT TRUST

Controlling Persons

The executive officers and directors of OSML, OSHL and OSIML are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

THE STARLITE UNIT TRUST

Controlling Persons

The executive officers and directors of OSML, OSHL and OSIML are provided elsewhere in this Schedule I.

Name	Beneficial interest in Issuer’s Shares

OSML	See Item 5 to Schedule 13D

OSHL	See Item 5 to Schedule 13D

OSIML	See Item 5 to Schedule 13D

EXHIBITS TO SCHEDULE 13D
AS FILED BY
     PACIFIC CENTURY GROUP HOLDINGS LIMITED
PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
PACIFIC CENTURY INSURANCE HOLDINGS LIMITED
PACIFIC CENTURY INTERNATIONAL LIMITED
PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED
ANGLANG INVESTMENTS LIMITED
PACIFIC CENTURY INSURANCE COMPANY LIMITED
BRIGHT VICTORY INTERNATIONAL LIMITED
O.S. HOLDINGS LIMITED
OCEAN STAR INVESTMENT MANAGEMENT LIMITED
OCEAN STAR MANAGEMENT LIMITED
THE OCEAN UNIT TRUST
THE STARLITE UNIT TRUST

E-1